Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Resorts & Entertainment Announces Share Purchase and Award Program

Macau, Thursday, July 8, 2021 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”) today announced that it has adopted a Share Purchase and Award Program to recognize the dedication and commitment of its employees and provide eligible employees the opportunity to benefit from the Company’s long-term growth.

The Share Purchase and Award Program applies to eligible employees who agreed in 2020, at the height of the COVID-19 pandemic, to participate in the Company’s voluntary leave program, one of a series of measures taken by the Company to proactively manage costs in the face of the unprecedented challenges of the pandemic.

Under the Share Purchase and Award Program, an eligible employee is invited to use a portion of his or her base salary during the term of the program, which runs from July 2021 to June 2022, to purchase and receive a grant of restricted shares under the Melco Resorts 2011 Share Incentive Plan, with an aggregate value equal to 200% of the amount of base salary so applied as at the grant date. The maximum amount of restricted shares which may be issued under the Share Purchase and Award Program represents less than 0.50% of the Company’s total shares outstanding as of July 8, 2021.

Mr. Lawrence Ho, Chairman & CEO of Melco Resorts & Entertainment, said, “The Share Purchase and Award Program demonstrates our recognition of the dedication and commitment our colleagues have demonstrated during the height of the COVID-19 pandemic last year. As the pandemic gradually subsides, we would like to extend our gratitude and appreciation to all our colleagues and ensure they have the chance to capitalize on the long-term growth of the Company. Our colleagues are always the single most important ingredient to delivering future success.”

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Robin Yuen

Director, Investor Relations

Tel: +852 2598 3619

Email: robinyuen@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

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